Exhibit 99.1

Scienjoy Supporting Herr Gallery and Time Gallery to Jointly Host

Upcoming NFT Exhibition and Related Events

Public Exhibition Slated for June 20 – 23, 2022 at Time Gallery, 178 Bleecker Street, New York City

BEIJING, June 21, 2022 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced that after two-year development of NFT art, Herr Gallery and Time Gallery, both located in New York City, will jointly host a public exhibition of NFT artworks and related events, which are scheduled to open on June 20 – 23, 2022, at Time Gallery, 178 Bleecker Street, New York City.

With the technical support of Scienjoy, Herr Gallery and Time Gallery are pleased to announce that the NFT artworks to be exhibited will be the creations of the following artists.

Julie Harvey (American)

NFTs: Liberty Mural, Go Go Dancer

Julie Harvey is an artist whose work focuses on the contemporary human figure. Ms. Harvey has exhibited her paintings in New York with the Bernarducci-Meisel Gallery, Kathleen Cullen, and

Kenise Barnes, among others. The Museum of Modern Art’s research center displayed Ms.

Harvey’s work in “Documenting Feminist Past: An Artworld Critique, 1960 to Now.” Ms. Harvey

received a project sponsorship from the New York Foundation for the Arts in 1999 to help fund her monumental 75-foot public artwork, the “Liberty Mural”, located in downtown Manhattan.

Ms. Harvey's NFT Liberty Mural blind-box project will be featured, as described here:

https://www.prnewswire.com/news-releases/scienjoy-and-herr-gallery-jointly-announce-nft-blind-box-project-with-artist-julie-harvey-301448773.html

Radka Salcmannova (Czech)

NFTs: Blue Coral Statue and Masks

Based in Brooklyn, New York, Radka Salcmannova is a creative artist, a set designer and an art director. Blue Coral is made from Radka’s silicone pieces she created and showcased across the country as dresses for New York Fashion Week at Pier59 studio and Los Angeles Fashion Week. Dresses were also used in numerous photo shoots and music videos. After these events, she melted the silicone pieces-dresses together resulting in three sculptures, named Blue Coral. As a sculptor, Radka started to use silicon because she was fascinated by this material and it strongly reminded her of the nature of New York City, where she lives.

Cao Zou (Chinese)

NFTs: Meta Lady & Movie Stars

The first series of NFTs by Cao Zou, a contemporary artist who has stepped into the Metaverse since the beginning. Digital Angel in his dreams flew away on Aug 5, 1962. Here come two pieces of the Angel NFTs named MetaLady V and MetaLady VIII.

Dazhou Wang (Chinese-American)

NFTs: Animation Series of Automoto

Dazhou Wang is a pioneer and innovator within the Bio-Art Artistic Sphere. As an artist and designer, Dazhou Wang conceived the creation of biological art from the field of industrial design, further expanding the scope of biological art itself. His “Bio-Art” depicts a system that gives all objects biological meaning. This series of Automoto is divided into four pieces, L, C, B and D, which respectively stand for Locust, Caterpillar, Beetle and Dragonfly.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With over 300 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, BeeLive, which features both the Mifeng Chinese version and BeeLive International version, and Honle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

About Herr Gallery

Herr Gallery was established in 2021 to promote iconic artists in the burgeoning Non-Fungible Token market. Herr, located in the heart of New York’s Chinatown, is dedicated to helping artists mint their creations as NFTs in the future Metaverse. Herr’s mission is to curate, produce, and develop NFT-related projects with an artist-focused approach, born out of a desire to bridge the gap between traditional fine art and fast-developing digital media technologies. For more information, please visit www.herrgallery.com

The public is also invited to enter Herr’s Virtual Reality NFT Galleries, at these locations:

https://herrcloud.io/qRiFMyi/uncommon-conventional-room

https://herrcloud.io/n6zEekb/keen-immense-area

https://herrcloud.io/tZAf38o/downright-downright-area

About Time Gallery

Established in 2017, as a participant of the international artistic community, Time Gallery is a multi-functional space built uniquely to accommodate creativity and imagination.
Located in the heart of Greenwich Village, it is dedicated to artistic creation, residencies, exhibitions, and community exchanges. For more information, please visit https://www.timeartsus.com/

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Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com